EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Pipeline Partners, L.P.

(amounts in thousands except ratios)

	Nine Months Ended September 30,
	2010	2009(1)
Earnings:
Income (loss) from continuing operations before income tax expense (2)(3)	$(29,685)	$16,598
Fixed charges	81,357	80,475
Interest capitalized	(787)	(2,529)
Amortization of previously capitalized interest	456	433
Adjustment to net distributed income of equity investee	4,139	(483)
Non-controlling interest	(3,338)	(2,075)

Total	$52,142	$92,419

Fixed Charges:
Interest cost and debt expense	$78,402	$75,849
Interest capitalized	787	2,529
Interest allocable to rental expense(4)	2,168	2,097

Total fixed charges	81,357	80,475
Preferred dividends	240	900

Total fixed charges and preferred dividends	$81,597	$81,375

Ratio of earnings to fixed charges	— (5)	1.2x

Ratio of earnings to fixed charges and preferred dividends	— (6)	1.1x

(1)	Restated to reflect amounts reclassified to discontinued operations due to the sale of the Elk City gas gathering and processing systems.
(2)	Includes a non-cash gain recognized on derivatives of $21.1 million for the nine months ended September 30, 2010.
(3)	Includes a gain on asset sale of $108.9 million and a non-cash loss recognized on derivatives of $39.8 million for the nine months ended September 30, 2009.
(4)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(5)	The Partnerships earnings for the nine months ended September 30, 2010 were insufficient to cover its fixed charges by $29.2 million.
(6)	The Partnerships earnings for the nine months ended September 30, 2010 were insufficient to cover its fixed charges and preferred dividends by $29.5 million